STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.The name of the corporation is Palo Alto Networks, Inc. .
2.The Registered Office of the corporation in the State of Delaware is changed to Corporation Service Company 2711 Centerville Rd, Suite 400 (street), in the City of Wilmington , County of New Castle Zip Code 19808 . The name of the Registered Agent at such address upon whom process against this Corporation may be served is CORPORATION SERVICE COMPANY .
3.The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:	/s/ JEFFREY TRUE
Authorized Officer

Name:	Jeffrey True
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